UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31755 / August 13, 2015

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In the Matter of                                                      :
                                                                      :
Broms Asset Management NextShares Trust                               :
Broms Asset Management LLC                                            :
40 Wall Street                                                        :
35th Floor                                                            :
New York, NY 10005                                                    :
                                                                      :
Foreside Fund Services, LLC                                           :
Three Canal Plaza                                                     :
Suite 100                                                             :
Portland, ME  04101                                                   :
                                                                      :
(812-14503)                                                           :
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ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Broms Asset Management NextShares Trust, Broms Asset Management LLC and Foreside Fund
Services, LLC ("Applicants") filed an application on June 30, 2015 requesting an order under
section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections
2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c)
and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under
section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the
Act.

The order permits:  (a) actively managed series of certain open-end management investment
companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units");
(b) secondary market transactions in Shares to occur at the next-determined net asset value plus
or minus a market-determined premium or discount that may vary during the trading day;
(c) certain series to pay redemption proceeds, under certain circumstances, more than seven days
after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit
securities into, and receive securities from, the series in connection with the purchase and
redemption of Creation Units; (e) certain registered management investment companies and unit
investment trusts outside of the same group of investment companies as the series to acquire
Shares; and (f) certain series to create and redeem Shares in kind in a master-feeder structure.
The order incorporates by reference terms and conditions of a previous order granting the same
relief sought by Applicants, as that order may be amended from time to time.[1]

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[1]        Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (Nov. 6, 2014) (notice) and
31361 (Dec. 2, 2014) (order).

On July 16, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31717). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Broms Asset Management NextShares Trust, Broms Asset Management LLC and Foreside Fund Services, LLC (File No. 812-14503),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Robert W. Errett
Deputy Secretary